Mail Stop 3561

April 24, 2008

Mr. Steven Peacock
Interim President and Chief Executive Officer
Green Globe International, Inc.
29970 Technology Drive, Suite 203
Murrieta, California 92563

> **Re: Green Globe International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 16, 2008**
> **File No. 001-31974**

Dear Mr. Peacock:

　　　　We have completed our review of your Form 8-K and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Ta Tanisha Meadows
　　　　　　　　　　　　　　　　　　　Staff Accountant